SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

Asian Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04516C102

(CUSIP Number)

November 2, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 04516C102	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Pinnacle China Fund, L.P., a Texas limited partnership 20-3358646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,486,472 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,486,472 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,486,472 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (See Item 4)
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP NO. 04516C102	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,486,472 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,486,472 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,486,472 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 04516C102	Page 4 of 6

Item 1(a).	Name of Issuer:

Asian Financial, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:
69930 Highway 111, Suite 100
Rancho Mirage, CA 92270

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and
Citizenship:

This Schedule 13G is being filed on behalf of Pinnacle China Fund, L.P. and Barry M. Kitt, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

04516C102

Item 3.	Not applicable
Item 4.	Ownership.

(a)	Amount beneficially owned:

3,486,472 shares of Common Stock*

(b)	Percent of class:

Based on 67,047,481 shares of Common Stock of the Issuer outstanding as of November 3, 2006, the Reporting Persons hold approximately 5.2%* of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G

CUSIP NO. 04516C102	Page 5 of 6

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 3,486,472 shares of Common Stock*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,486,472 shares of Common Stock*

(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of Pinnacle China Fund, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle China Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle China Management, LLC (“Management”) is the general partner of Advisers. Kitt China Management is the manager of Management. Mr. Kitt is the manager of Kitt China Management. As of November 9, 2006, Pinnacle was the beneficial owner of 3,486,472 shares of Common Stock. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 04516C102	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 9, 2006

PINNACLE CHINA FUND, L.P.

By: Pinnacle China Advisers, L.P., its general partner

By: Pinnacle China Management, LLC, its general partner

By: Kitt China Management, LLC, its manager

By: /s/ Barry M. Kitt

Barry M. Kitt, its manager

/s/ Barry M. Kitt

Barry M. Kitt

SCHEDULE 13G

CUSIP NO. 04516C102

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 3,486,472 shares of Common Stock of Asian Financial, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 9, 2006.

PINNACLE CHINA FUND, L.P.

By: Pinnacle China Advisers, L.P., its general partner

By: Pinnacle China Management, LLC, its general partner

By: Kitt China Management, LLC, its manager

By: /s/ Barry M. Kitt

Barry M. Kitt, its manager

/s/ Barry M. Kitt

Barry M. Kitt